EXHIBIT 5.1

29 January, 2026 The Board of Directors Innovation Beverage Group Limited 29 Anvil Road SEVEN HILLS NSW 2147 Australia	Partner: Andrew Gaffney andrew.gaffney@klgates.com T +61 3 9640 4318 Our ref: gaffnea:7393694.00001

Dear Sirs

Innovation Beverage Group Ltd - S-8 Prospectus

We have been appointed as Australian legal counsel for Innovation Beverage Group Limited ACN 625 701 420, a company incorporated under the laws of the Commonwealth of Australia (“Company”), with respect to the issue of its Registration Statement on Form S-8 to be filed with the U.S. Securities and Exchange Commission on or around January 2026 (“S-8 Prospectus”), to register 694,066 new Shares to be issued or issuable under the Company’s 2022 Equity Incentive Plan (“Share Plan”).

Assumptions in providing our opinion

As to various questions of fact relevant to this opinion, we have relied solely on and assumed the accuracy of, without independent verification:

●	an online search of the Company on the Australian Securities and Investments Commission (“ASIC”) records on 29 January 2026 (“ASIC search”);

●	a certificate from each of the Company’s Chief Executive Officer and Managing Director certifying a copy of the Company’s Board resolution to register those additional Shares the Company may issue under the Share Plan and issue the S-8 Prospectus; and

●	the Company’s 2022 Share Plan and the Company’s Constitution (as provided to us by the Company).

For the purpose of the opinions set out below, we have also assumed, with your agreement and without independent investigation or verification, that:

(a)	the offer of the new Shares under the 2022 Share Plan is to be made to persons outside Australia but in the United States under the S-8 Prospectus and will comply with all local laws in the jurisdiction of the United States (in which the offer of those Shares is made);

(b)	trading or any subsequent sale of the Shares issued under the S-8 Prospectus is made outside Australia to non Australian persons;

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(c)	all signatures are genuine and all documents, instruments and certificates submitted to us as originals are authentic and conform exactly with the authentic originals of all documents, instruments and certificates submitted to us as copies or forms or originals;

(d)	that each party to each document has all the requisite power and authority (corporate and otherwise) to execute and deliver and perform its obligations there under;

(e)	all matters of internal management required by the constitution of each of the parties to the relevant documents have been duly attended to (including, without limitation, the holding of properly constituted meetings of the boards of directors of each of those parties and the passing at those meetings of appropriate resolutions);

(f)	that any documents which purport to be governed by the law of any jurisdiction (Foreign Jurisdiction) other than the federal and state laws of the Commonwealth of Australia are legal, valid and binding obligations on all of the parties thereto and under the applicable law and that none of the execution, delivery or performance of any document by any party thereto violates or contravenes or is rendered invalid, not binding or unenforceable under any applicable law under any Foreign Jurisdiction;

(g)	the Company will not engage in fraudulent or unconscionable conduct or conduct which is misleading or deceptive or which is likely to mislead or deceive in relation to the increase the number of Shares the Company may issue under the Share Plan;

(h)	there is no bad faith, fraud, undue influence, coercion or duress or similar conduct on the part of the Company in relation to the increase the number of Shares the Company may issue under the Share Plan;

(i)	the Company does not own any freehold land in Australia. In respect of any leased premises used by the Company in Australia, market value rents are payable to an arm’s length party not associated with the Company. The Company, other than those leasehold premises; does not otherwise have any interest in land (or goods affixed to land) in Australia;

(j)	the Company does not own shares in any Australian company that itself owns any freehold land and does not otherwise have any interest in land (or goods affixed to land) in Australia;

(k)	any issue of Shares under the Share Plan is to occur within the United States and, for the avoidance of doubt, outside of Australia or to Australian residents;

(l)	all information provided to us by or on behalf of officers of the Company was true, correct and complete when provided and remains so at the date of this letter, containing all information required, without us making any separate enquiry or investigation other than viewing the ASIC search, in order for us to provide this opinion; and

(m)	the ASIC search we have examined is accurate and that the information disclosed by the search conducted by us is true and complete and that such information has not since then been altered and that such search did not fail to disclose any information which had been delivered for registration or filing against the Company’s records but which did not appear on the public records at the date of our search.

Opinion

Based on and subject to the foregoing and in reliance thereof, in our opinion, with respect to the 694,066 new Shares (which are the subject of the S-8 Prospectus) to be issued or issuable under the Company’s Share Plan -

1.	the issue has been duly authorized by the Company; and

2.	the Shares currently issuable by the Company under the Plan, if and when issued, will be validly issued, fully paid and non-assessable (based on the meaning of such term under US law) securities of the Company.

This opinion is limited to the federal and state laws of the Commonwealth of Australia and no opinion or representation is given in respect of the application of any foreign laws to the issue or transfer of any securities under the Plan, the Offering or the contents or generally the compliance of the S-8 Prospectus or any other matters under any applicable US laws or regulations.

Applicability

This opinion is given as at the date of this letter and we undertake no obligation to advise you of any changes (including but not limited to any subsequently enacted, published or reported laws, regulations or individual decisions) that may occur or come to our attention after the date of this letter which may affect our opinion.

We consent to incorporation by reference of this opinion in the S-8 Prospectus and to the reference of this firm under the caption “Legal Matters”.

Yours faithfully

Andrew Gaffney

Partner

K&L Gates